UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BIOJECT MEDICAL TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059T206

(CUSIP Number)

Edward Flynn

7180 SW Sandburg Street, Suite 100

Tigard, Oregon 97223

503-692-8001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Edward Flynn Flynn Meyer (PSP&T) profit sharing account
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,989,237(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,989,237(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,989,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.79%
14	TYPE OF REPORTING PERSON (See Instructions) IN; OO

(1)	Includes 27,990 Common Stock shares held by spouse, Lee Flynn.

1	NAMES OF REPORTING PERSONS Edward Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,938,593(1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 12,938,593(1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,938,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.73%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 27,990 Common Stock shares held by spouse, Lee Flynn.

1	NAMES OF REPORTING PERSONS Flynn Meyer (PSP&T) profit sharing account.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,644
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 50,644
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Bioject Medical Technologies Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 7180 SW Sandburg Street, Suite 100, Tigard, Oregon 97223.

Item 2. Identity and Background.

Mr. Flynn has been a member of the Board of Directors of the Issuer since November 19, 2007. Flynn Meyer (PSP&T) profit sharing account is an account held by Mr. Flynn’s company, of which he has served as a director since 1992.

During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration.

On January 22, 2008, the Issuer entered into a Purchase Agreement with each of Mr. Flynn, Ralph Makar, David Tierney, Richard Stout and Christine Farrell (each a “Purchaser” and collectively, the “Purchasers”) for the purchase of an aggregate of 8,314 shares of its Series F Convertible Preferred Stock (the “Series F Preferred Stock”) at a price of $75 per share. Gross proceeds from the sale were $623,550, payable by cancellation of the outstanding principle amount of, and accrued interest on, promissory notes issued by the Company to each of the Purchasers in November 2007. At the time, Messrs. Flynn and Tierney were directors, Mr. Makar was President and Chief Executive Officer and a director, and Mr. Stout and Ms. Farrell were executive officers of the Company. Each share of Series F Preferred Stock was convertible, at any time at the option of the holder, into 100 shares of common stock (subject to anti-dilution adjustments). The Series F received 8% annual payment-in-kind dividends for 24 months following January 22, 2008.

On December 18, 2009, the Issuer entered into a Purchase Agreement with each of Life Sciences Opportunities Fund II, L.P. (“LOF”), Life Sciences Opportunities Fund II (Institutional), L.P. (“LOFI”) and Edward Flynn for the purchase of an aggregate of 92,448 shares of its Series G Convertible Preferred Stock (the “Series G Preferred”) at a price of $13.00 per share. Each share of Series G Preferred was convertible, at any time at the option of the holder, into 100 shares of common stock (subject to anti-dilution adjustments). The holders of Series G Preferred received an 8% annual payment-in-kind dividends (“PIK Dividends”) per year. PIK Dividends were payable in Series G Preferred Stock or cash at the option of the Board of Directors. Mr. Flynn paid for his Series G Preferred with personal funds.

On January 24, 2013, the Issuer entered into a Purchase Agreement with each of LOF and LOFI, Mr. Flynn and Mark Logomasini for the purchase of an aggregate of 99,455 shares of its Series H Convertible Preferred Stock (the “Series H Preferred”) at a price of $10.00 per share. Mr. Flynn purchased 13,282 shares of Series H Preferred for an aggregate consideration of $132,820. Each share of Series H Preferred is convertible, at any time at the option of the holder, into shares of Common Stock at a conversion rate of $0.035 (subject to anti-dilution adjustments) or approximately 285.71 shares. The source of these funds was personal funds of $75,000 and the cancellation of the Issuer’s note dated June 29, 2012 payable to Mr. Flynn, aggregating $57,822.58 in principal and interest and the cancellation of 57,632 of Issuer warrants to purchase common stock of the Issuer, at $0.19 per share.

On April 30, 2014, the Issuer completed a restructuring plan pursuant to which all holders of shares of the Issuer’s Series D, E, F and G Preferred Stock converted such preferred shares into 20,062,378 shares of Common Stock pursuant to the terms of such preferred stock, and in consideration of the issuance of $2,170,382.75 of secured notes by the Issuer, allocated on a prorated basis according to relative liquidation value of such preferred stock. The secured notes mature on April 30, 2017, have an interest rate of 10% and are to be prepaid from 50% of the net proceeds of certain sales of Issuer intellectual property in excess of $1 million. The Issuer completed a restructuring plan pursuant to which, in part, existing debt holders with notes aggregating approximately $921,838.36, exchanged their debt for 92,186 shares of Series I Preferred Stock (“Series I Preferred”). Each share of Series I Preferred is convertible, at any time at the option of the holder, into shares of Common Stock at a conversion rate of $0.035 (subject to anti-dilution adjustments) or approximately 6,176,800 shares. Edward Flynn converted debt and advances of $463,253.43 into 46,326 shares of Series I Preferred at a price of $10.00 per share.

On June 10, 2010, the Issuer issued to Mr. Flynn an option for 50,000 shares of Common Stock at $0.15 per share expiring June 9, 2017 and, on December 9, 2012, the Issuer issued to Mr. Flynn an option for 20,000 shares of Common Stock at $0.08 per share expiring December 8, 2017.

Item 4. Purpose of Transaction.

Edward Flynn and Flynn Meyer (PSP&T) profit sharing account acquired the Common Stock, Series H Preferred and the Series I Preferred for general investment purposes, and in order to provide operating capital to the Issuer.

So long as the at least 100,000 share of Series H Preferred are outstanding, the holders of a majority of the Series H Preferred may nominate two persons for election to the Issuer’s Board of Directors. So long as at least 50,000 shares of the Series I Preferred are outstanding, the holders of a majority of the Series I Preferred may nominate two persons for election to the Issuer’s Board of Directors.

Any dividend payable on the Issuer’s common stock will also be payable on the Series H and I Preferred on an as-converted basis. The Series H and I Preferred rank pari passu and are senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series H and I Preferred Stock are entitled to a liquidation preference of $10.00 per share prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, the Series H and I Preferred vote on an as converted basis together with the common stock as a single class (with each share of Series H and I Preferred casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series H and I Preferred, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of common stock or preferred stock except for purchases at fair market value upon termination of employment, (4) an increase or decrease in the number of authorized shares of preferred stock or common stock, (5) liquidation, dissolution, an acquisition of the Issuer or transfer of the Issuer’s assets, (6) material amendments, alterations, or repeals of the Issuer’s articles of incorporation or bylaws, (7) changes in the nature of the Issuer’s business, (8) any action that adversely affects the rights of the Series H and I Preferred, (9) certain redemptions of common and preferred stock of the Issuer, and (9) additional issuances or reservation for issuance of common stock to employees and directors other than shares currently issued or reserved.

Edward Flynn and Flynn Meyer (PSP&T) profit sharing account have no present plans or proposals which relate to, or would result in, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, except to the extent necessary to provide necessary operating capital to the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class
Edward Flynn	12,938,593	(1)	14.73%
Flynn Meyer 401 K Profit Sharing Plan	50,644		.06%

(1)	Includes (a) 3,794,857 shares of Common Stock issuable upon conversion of 13,282 shares of Series H Preferred, (b) 6,176,800 shares of Common Stock issuable upon conversion of 46,326 shares of Series I Preferred, (c) option for 50,000 shares of Common Stock at $0.15 per share expiring June 9, 2017 and (d) option for 20,000 shares of Common Stock at $0.08 per share expiring December 8, 2017.

(b) The number of shares of common stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

(c) The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

None.

(d) Edward Flynn has the right to receive all dividends on the Series H and I Preferred he owns.

(e) This statement is not being filed to report that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series H and I Preferred, the Issuer extended certain registration rights to the Funds, which obligated the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of (a) the Series H and I Preferred within 180 days of demand by the majority of holders of remittable securities and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series H and I Preferred, which information is incorporated herein by reference.

Neither Edward Flynn nor the Flynn Meyer (PSP&T) profit sharing account is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.	Articles of Amendment to 2002 Restated Articles of Incorporation. (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 23, 2008).

2.	Series F Convertible Preferred Stock Purchase Agreement between Bioject Medical Technologies Inc. and Edward Flynn, Ralph Makar, David Tierney, Richard Stout and Christine Farrell. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 23, 2008).

3.	Registration Rights Agreement dated January 22, 2008 between the Company, Edward Flynn, Ralph Makar, David Tierney, Richard Stout and Christine Farrell. (Incorporated by reference to Exhibit 10.2.1 to Current Report on Form 8-K filed by the Issuer on January 23, 2008).

4.	Article of Amendment to 2002 Restated Articles of Incorporation filed in Oregon January 18, 2013 (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

5.	Articles of Amendment to 2002 Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

6.	Series G Convertible Preferred Stock Purchase Agreement dated December 18, 2009, between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., and Edward Flynn (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

7.	Registration Rights Agreement dated December 18, 2009 between Bioject Medical Technologies Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Ralph Makar, David Tierney, Richard Stout, Christine Farrell, and the Investors listed on Exhibit A thereto (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

8.	Series H Convertible Preferred Stock Purchase Agreement dated January 24, 2013 between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund Institutional) II, L.P., Edward Flynn and Mark Logomasini (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

9.	Registration Rights Agreement dated January 24, 2013 between Bioject Medical Technologies Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Mark Logomasini and the Investors listed on Exhibit A thereto (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

10.	Restructuring Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

11.	Registration Rights Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

12.	Articles of Amendment to 2002 Restated Articles of Incorporation of the Company, filed in Oregon April 28, 2014. (Incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by the Issuer on May 6, 2014).

Date: July 31, 2014

Edward Flynn

/s/ Edward Flynn

Flynn Meyer (PSP&T) Profit Sharing Account

By:	/s/ Edward Flynn
Edward Flynn